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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SHUFFLE MASTER, INC.
(Name of Subject Company (Issuer))

SHUFFLE MASTER, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

1.25% Contingent Convertible Notes Due 2024
(Title of Class of Securities)

825549AB4
(CUSIP Numbers of Class of Securities)

Jerome R. Smith, Esq.
Executive Vice President, General Counsel and Corporate Secretary
1106 Palms Airport Drive
Las Vegas, Nevada 89119-3730
(702) 897-7150
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Kirk A. Davenport, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Phone: (212) 906-1200
Fax: (212) 751-4864

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$30,447,113	$1,699

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.25% Contingent Convertible Senior Notes Due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of March 19, 2009, there was $30,258,000 aggregate principal amount outstanding and $189,112.50 interest due to be paid on April 15, 2009, resulting in an aggregate purchase price of $30,447,113.

**
The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of April 21, 2004 (the "Indenture"), between Shuffle Master, Inc., a Minnesota corporation ("Shuffle Master" or the "Company"), and Wells Fargo Bank, N. A., as trustee (the "Trustee"), for the Company's 1.25% Contingent Convertible Senior Notes due 2024 (the "Notes"), this Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed with the United States Securities and Exchange Commission (the "SEC") by Shuffle Master with respect to the right of each holder (the "Holder") of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 1.25% Contingent Convertible Notes due 2024, dated March 19, 2009 (the "Company Notice"), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the "Put Option").

        This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Items 1 through 9.

        The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Notes are convertible into cash and, if applicable, common stock, par value $0.01 per share, of the Company subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 1106 Palms Airport Drive, Las Vegas, Nevada 89119-3730 and its telephone number is (702) 897-7150. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.    Financial Statements

  (a)
  Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial condition is not material to a Holder's decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Company is a public reporting company that files reports electronically on EDGAR and (iv) the Put Option applies to all outstanding Notes.

  (b)
  Not applicable.

Item 11.    Additional Information.

  (a)
  Not applicable.

  (b)
  Not applicable.

2

Item 12.    Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Company Notice to Holders of 1.25% Contingent Convertible Notes due 2024, dated March 19, 2009.
(a)(1)(B)*	Form of Substitute Form W-9.
(a)(5)(B)*	Press Release Regarding Put Option, dated March 19, 2009.
(b)	Not applicable.
(d)(1)	Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3

        Not applicable.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shuffle Master, Inc.
By:	/s/ COREEN SAWDON Name: Coreen Sawdon Title: Senior Vice President, Chief Accounting Officer and Acting Chief Financial Officer

Dated: March 19, 2009

4

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Company Notice to Holders of 1.25% Contingent Convertible Notes due 2024, dated March 19, 2009.
(a)(1)(B)*	Form of Substitute Form W-9.
(a)(5)(B)*	Press Release Regarding Put Option, dated March 19, 2009.
(b)	Not applicable.
(d)(1)
Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

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Copy to: Kirk A. Davenport, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Phone: (212) 906-1200 Fax: (212) 751-4864
INTRODUCTORY STATEMENT
  Items 1 through 9.
  Item 10. Financial Statements
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS